AURELIO REPORTS ADDITIONAL NEAR-SURFACE, HIGH-GRADE OXIDE MINERALIZATION FROM THE SOUTH COURTLAND AREA OF THE HILL COPPER-ZINC PROJECT, ARIZONA

LITTLETON, COLORADO, September 26, 2007 News Release #07-18

The Board of Directors of Aurelio Resource Corporation (the "Company") (OTCBB: AULO, Frankfurt: F3RA) is pleased to announce additional results (see News Releases #07-12 and #07-13) from the Company's on-going drilling program in the South Courtland Area of its wholly-owned Hill Copper-Zinc Project, located in the Turquoise Mining District of Cochise County, Arizona.

Below is a summary of the assay results for the first three holes drilled in August, 2007. These are in the vicinity of the Highland Mine in the South Courtland area. The first two holes, BR-07-11 and -12, fan out from holes that step out approximately 200 feet from previously known mineralization.

Drilling Results - August 2007 Hill Copper -Zinc Project
Hole ID	From ft	To ft	Length ft	Au ppm	Ag Ppm	Cu %	Zn %	Comments
BR-07-11 includes	5 85	140 100	135 15	0.339 1.872	2.63	0.64	0.23	5' void
BR-07-12 includes also	0 55 95	130 130 135	130 75 40	0.713 1.204 2.484	1.83 2.77	0.46 0.61	0.31 0.35
BR-07-13	25	205	180	NA	5.69	0.44	0.18

Hole BR-07-13 was drilled 200 feet to the south in the up-dip direction from previous holes on the same section as Newmont's hole NCTR-01. The Newmont hole intercepted 30 feet of 1.34% Cu from 352 to 382 feet. The Company believes that these results are significant because they expand the Company's near surface resource potential in the South Courtland area.

About The Company

Aurelio Resource Corporation is a mineral exploration and development company focused on achieving mid-tier producer status. The Company's wholly-owned Hill Copper-Zinc Project is located east of Tucson, AZ and contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold. Presently, the in-house calculated resource for the entire Hill project is estimated by the Company to be nearly 800 million pounds of copper at a copper-equivalent grade of 0.65% (copper and zinc combined). Aurelio has also acquired the rights to explore, and an option to purchase, the Gavilanes gold porphyry deposit in Durango, Mexico.

On behalf of the Board of Directors of Aurelio Resource Corporation

Fred Warnaars, President and CEO

Contacts:

Dr. Fred Warnaars Diane Dudley

President & CEO Investor Relations

303-795-3030 303-945-7273 (direct)

800-803-1371 303-945-7270 (fax)

For additional information, please visit our website (www.aurelioresource.com) and/or send an email to Dianed@aurelioresource.com.

Legal Notice Regarding Forward Looking Statements

Statements in this news release that are not historical are forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will" , "would", "may", "can", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this news release include that our property contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold; that our in-house calculated resource for the entire Hill project is estimated by the Company to be nearly 800 million pounds of copper at a copper-equivalent grade of 0.65%; and that a significant additional mineralization of shallow oxide copper and zinc has been identified in the South Courtland area.

It is important to note that the Company's actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include misinterpretation of data; that we may not be able to keep our qualified personnel; that funds expected to be received may not be; that our estimates of mineral resources are inaccurate; uncertainties involved in the interpretation of drilling results and other tests and the estimation of resources; that we may not be able to get equipment or labor as we need it; that we may not be able to raise sufficient funds to complete our intended exploration, purchase, lease or option payments; that our applications to drill may be denied; that weather, logistical problems or hazards may prevent us from exploration; that analysis of data cannot be done accurately and at depth; that results which we have found in any particular location are not necessarily indicative of larger areas of our property; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the Company's most recent 10-KSB and 10-QSB filed with the Securities and Exchange Commission.